FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 27, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ (for past years through calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated July 27, 2006 announcing second quarter and six-months interim financial results for the period ending June 30, 2006	3

Signature	24

NEWS RELEASE
FOR IMMEDIATE RELEASE

Biomira Company Contacts:
Edward Taylor	Bill Wickson
Interim President and CEO	Director, Communications &
Vice President Finance and Administration	Investor Relations
& Chief Financial Officer	(780) 490-2818
(780) 490-2806	bwickson@biomira.com

U.S. Investor and Media Contact:
Jonathan Birt/John Capodanno
Financial Dynamics
(212) 850-5600
jbirt@fd-us.com
jcapodanno@fd-us.com

BIOMIRA INC. ANNOUNCES SECOND QUARTER 2006 RESULTS

EDMONTON, ALBERTA, CANADA - July 27, 2006 - Biomira Inc. (Nasdaq Global Market:BIOM) (TSX:BRA), a leading developer of innovative therapeutic approaches to cancer management, today reported financial results for the three and six months ended June 30, 2006.

“This has been a solid quarter for Biomira, with our lead product Stimuvax® continuing to make important progress toward the start of a phase 3 trial,” said Edward Taylor, Biomira’s interim President and CEO. “With Merck’s greater involvement, we have turned our attention to bolstering the pipeline of products between Stimuvax® and BGLP40 Liposomal Vaccine (L-BGLP40) and we have already seen a number of promising opportunities, which would benefit from Biomira’s expertise in moving products through all stages of development. We have also made cost containment a priority as we seek to maximize and reallocate our resources in the most appropriate fashion. We look forward to further significant product news in the second half of the year.”

Second Quarter Highlights
•
Lead cancer vaccine Stimuvax® is on track to enroll the first patient in a large, multi-national phase 3 trial in non-small cell lung cancer (NSCLC) by the end of the year. Biomira is finalizing the amendments to the existing supply and collaboration agreements with Merck KGaA of Darmstadt, Germany (Merck) for the future clinical development of Stimuvax®. Merck and Biomira are in the process of preparing the protocol to commence a large scale trial that will likely involve approximately 1300 men and women with Stage III cancer in approximately 30 countries and 250 clinical trial sites.

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•
In May, the Company announced that Dr. Alex McPherson would step down as President and CEO after a 15 year tenure. His position has been taken on an interim basis by Edward Taylor, the Company’s Chief Financial Officer and Vice President, Finance and Administration. Dr. McPherson subsequently stepped down from the Board of Directors after 19 years of service. Mr. Taylor was also appointed to the Board of Directors. The Company is in the process of seeking a new President and CEO and potentially looking for new Board members with skills that would complement the current Board. While this can be a lengthy process, the Company has developed a strategic direction for moving forward, with the support of the Board of Directors.

•
In June, Biomira announced that it had retained Janney Montgomery Scott LLC (Janney) to help the Company explore pipeline development options. Janney is working with Biomira to identify in-licensing and acquisition opportunities that are a natural fit with the Company’s core competencies and resources in the development of innovative, targeted therapeutics that extend the quality and duration of patients’ lives. Biomira is seeking mid-stage products with good safety and efficacy data, and potentially option or licensing rights to earlier stage product candidates. The immediate focus is on oncology products.

•
The Journal of Urology recently published study results showing that Stimuvax® could slow rising Prostate Specific Antigen (PSA) levels in some post-surgical prostate cancer patients, potentially delaying the need for initiation of androgen deprivation therapy (ADT). The study results were described in an article entitled “A Pilot Study of the Liposomal MUC1 vaccine BLP25 in Prostate Specific Antigen Failures After Radical Prostatectomy.” PSA is a tumour marker used by physicians to detect prostate cancer, monitor treatment effects and guide medical management of men with this disease, rising levels being predictive of relapse and disease progression. The acceptance and publication of these clinical trial results in a leading medical journal support the potential value of cancer vaccine approaches to patients with few therapeutic options and our future plans for this product candidate, which include the upcoming phase 3 study in NSCLC.

•
Biomira’s Synthetic Biologics Business Unit (SBBU) is in discussions with several companies, which are now performing due diligence on the synthetic adjuvants and compounds developed by the SBBU. The Company hopes to begin finalizing agreements in the coming year.

•
In May, Prima BioMed announced favourable results from its phase 2a study in ovarian cancer. Our agreement with Prima BioMed provides that we have the sole option to elect to either license the exclusive worldwide commercialization rights (excluding Asia, Australia and New Zealand), or only the North American region, for this product candidate, following conclusion of the phase 2a trial in ovarian cancer, or an option to simply maintain the current license that grants certain rights to Biomira technology to Prima BioMed. We will make that election following our review of the phase 2a clinical trial data later this year.

•
Pre-clinical work continues on the Company’s third-generation product candidate, L-BGLP40. We believe the pre-clinical work will warrant moving into clinical trials in 2007 and we hope to find a partner to take over the clinical development in the coming year.

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Financial Update
Financial results for the six months ended June 30, 2006 reflect a consolidated net loss from operations of $9.8 million or $0.11 per share compared to $9.2 million or $0.12 per share for the same period in 2005. The increased net loss of $0.6 million in 2006 arises from lower revenues of $0.4 million, reduced investment and other income of $0.4 million and higher general and administrative expenses of $1.0 million, partially offset by decreased research and development expenditures of $0.9 million and marketing and business development expenses of $0.3 million. The increased net loss primarily relates to workforce reduction and exiting costs incurred in the first half of 2006, partially offset by a deferral of Stimuvax® manufacturing costs incurred in preparation for the planned Merck-led phase 3 trial in NSCLC expected to commence by the end of the year, and reduced clinical expenditures in anticipation of finalizing the amendments to the existing supply and collaboration agreements with Merck for the future clinical development of Stimuvax®.

As at June 30, 2006, our cash and cash equivalents and short-term investments were $28.7 million compared to $21.4 million at the end of 2005, an increase of $7.3 million or 34%.

For a further discussion of the Company’s financial results for the six months ended June 30, 2006, please refer to the Company’s unaudited consolidated financial statements and the Company’s Management Discussion & Analysis of Financial Condition and Results of Operations included in this report.

Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at July 14, 2006, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the six months ended June 30, 2006, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2005. Except as discussed below, all other factors referred to and discussed in the MD&A for fiscal year 2005 remain substantially unchanged.

Overview of the Business
Biomira Inc. is an international biotechnology company headquartered in Canada operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. Our research and development efforts are currently focused on our core competency in immunotherapeutics, particularly developing synthetic vaccines and novel strategies for cancer immunotherapy. Our strategic mission is to build a sustainable and profitable company by bringing patients innovative, targeted therapeutics that extend quality and duration of life.

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Stimuvax®
Corporate resources in the first six months of 2006 were primarily directed towards the ongoing transition of most of the administrative and financial responsibility for the development and commercialization of Stimuvax® to Merck KGaA of Darmstadt, Germany (Merck). Our lead cancer vaccine is on track to enroll the first patient in a large, multi-national phase 3 trial in non-small cell lung cancer (NSCLC) by the end of the year. Merck and Biomira are currently in the process of preparing the protocol to commence a large scale trial that will likely involve approximately 1300 men and women with Stage III cancer in approximately 30 countries and 250 clinical trial sites. At the same time, we continue to work towards finalizing the amendments to the existing supply and collaboration agreements with Merck for the future clinical development of Stimuvax®.

The Journal of Urology recently published study results showing that Stimuvax® could slow rising Prostate Specific Antigen (PSA) levels in some post-surgical prostate cancer patients, potentially delaying the need for initiation of androgen deprivation therapy (ADT). The study results were described in an article entitled “A Pilot Study of the Liposomal MUC1 vaccine BLP25 in Prostate Specific Antigen Failures After Radical Prostatectomy.” PSA is a tumour marker used by physicians to detect prostate cancer, monitor treatment effects and guide medical management of men with this disease, rising levels being predictive of relapse and disease progression. The acceptance and publication of these clinical trial results in a leading medical journal support the potential value of cancer vaccine approaches to patients with few therapeutic options and our future plans for this product candidate, which include the upcoming phase 3 study in NSCLC.

Business Development
Our Synthetic Biologics Business Unit continues to focus on exploring the full potential of chemically synthesized biologicals for use in protective and therapeutic vaccines. We continue to actively seek licensing opportunities for our synthetic adjuvants and are currently in discussions with several companies, which are now performing due diligence on our synthetic adjuvants and compounds. We hope to begin finalizing agreements in the coming year.

Pre-clinical work continues on our third-generation product candidate, BGLP40 Liposomal Vaccine (L-BGLP40), a completely synthetic MUC1 based liposomal, multiple target cancer vaccine, which we believe may provide benefit in several cancer indications. L-BGLP40 is a vaccine designed to evoke both a cellular and humoral immune response against major cancer-associated target epitopes expressed on adenocarcinomas. We believe the pre-clinical work will warrant moving into clinical trials in 2007 and we hope to find a partner to take over the clinical development in the coming year.

In May, Prima BioMed announced favourable results from its phase 2a study in ovarian cancer. Our agreement with Prima BioMed provides that we have the sole option to elect to either license the exclusive worldwide commercialization rights (excluding Asia, Australia and New Zealand), or only the North American region, for this product candidate, following conclusion of the phase 2a trial in ovarian cancer, or an option to simply maintain the current license that grants certain rights to Biomira technology to Prima BioMed. We will make that election following our review of the phase 2a clinical trial data later this year.

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Corporate Update
In the first quarter of 2006 we began a limited restructuring process for the Company to ensure that we have the right people and expertise to carry out the business of the Company, while we transition most of the administrative and financial responsibility for the development and commercialization of Stimuvax® to Merck. This limited restructuring process has continued through the second quarter and to date we have incurred workforce reduction costs of $1.4 million, as disclosed in Note 6, Workforce Reduction Costs, of our unaudited consolidated financial statements for the six months ended June 30, 2006, included hereafter. During this process we continue to maintain our core expertise in all necessary areas to take advantage of opportunities presented to us. However, we do expect further workforce reductions once the Merck transition has been completed and once we more fully understand what expertise is needed for potential new product candidates that we hope to in-license.

In May, we announced that Dr. Alex McPherson would step down as President and CEO after a 15 year tenure. His position has been taken on an interim basis by Edward Taylor, the Company’s Chief Financial Officer and Vice President, Finance and Administration. Dr. McPherson subsequently stepped down from the Board of Directors after 19 years of service. Mr. Taylor was also appointed to the Board of Directors. The Company is in the process of seeking a new President and CEO and potentially looking for new Board members with skills that would complement the current Board. While this can be a lengthy process, the Company has developed a strategic direction for moving forward, with the support of the Board of Directors.

In June, we announced that the Company had retained Janney Montgomery Scott LLC (Janney) to help explore pipeline development options. Janney is working with Biomira to identify in-licensing and acquisition opportunities that are a natural fit with the Company’s core competencies and resources in the development of innovative, targeted therapeutics that extend the quality and duration of patients’ lives. We are seeking mid-stage products with good safety and efficacy data, and potentially option or licensing rights to earlier stage product candidates. The immediate focus is on oncology products.

With the development program of Stimuvax® in the hands of Merck effective March 1, 2006, we have begun to further develop our follow-on vaccine, L-BGLP40, and to assess potential in-licensing opportunities. We have also made cost containment a priority as we seek to maximize and reallocate our resources in the most appropriate fashion, and move forward with a focus on building additional shareholder value through the development of a pipeline for the future of the Company.

Non-GAAP Measures
We refer to terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. Biomira refers to and uses the term “working capital” in this MD&A, which is defined as current assets less current liabilities.

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Results of Operations
Financial results for the six months ended June 30, 2006 reflect a consolidated net loss from operations of $9.8 million or $0.11 per share compared to $9.2 million or $0.12 per share for the same period in 2005. The increased net loss of $0.6 million in 2006 arises from lower revenues of $0.4 million, reduced investment and other income of $0.4 million and higher general and administrative expenses of $1.0 million, partially offset by decreased research and development expenditures of $0.9 million and marketing and business development expenses of $0.3 million. The increased net loss primarily relates to workforce reduction and exiting costs incurred in the first half of 2006, partially offset by a deferral of Stimuvax® manufacturing costs incurred in preparation for the planned Merck-led phase 3 trial in NSCLC expected to commence by the end of the year, and reduced clinical expenditures in anticipation of finalizing the amendments to the existing supply and collaboration agreements with Merck for the future clinical development of Stimuvax®.

Revenues
Contract research and development revenue for the six months ended June 30, 2006, totalling $1.3 million compared to $1.6 million for the same period in 2005, represents contract research and development funding received from Merck associated with Stimuvax®. The decrease in revenues is primarily attributable to reduced clinical expenditures in anticipation of finalizing the amendments to the existing supply and collaboration agreements with Merck for the future clinical development of Stimuvax®.

Licensing revenues from collaborative arrangements for the six months ended June 30, 2006, totalling $0.1 million compared to $0.1 million for the same period in 2005, represents the amortization of upfront payments received from Merck and an upfront sub-licensing fee from CancerVac Pty. Ltd. upon commencement of the respective collaborations.

Licensing, royalties and other revenue for the six months ended June 30, 2006, totalling $0.1 million compared to $0.2 million for the same period in 2005, primarily consists of contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Operating Expenses
Research and Development
Research and development expenditures for the six months ended June 30, 2006 totalled $6.9 million compared to $7.8 million for the same period in 2005. The decrease of $0.9 million is primarily attributable to a deferral of Stimuvax® manufacturing costs incurred in preparation for the planned Merck-led phase 3 trial in NSCLC expected to commence by the end of the year, and reduced clinical expenditures in anticipation of finalizing the amendments to the existing supply and collaboration agreements with Merck for the future clinical development of Stimuvax®. These expense reductions have been partially offset by workforce reduction costs as disclosed in Note 6, Workforce Reduction Costs, of our unaudited consolidated financial statements for the six months ended June 30, 2006, included hereafter.

General and Administrative
General and administrative expenses for the six months ended June 30, 2006 totalled $4.3 million compared to $3.3 million for the same period in 2005. The increase of $1.0 million is primarily attributable to accrued non-contractual and contractual employee exiting costs currently under negotiation of $0.6 million and $0.3 million respectively, and workforce reduction costs as disclosed in Note 6, Workforce Reduction Costs, of our unaudited consolidated financial statements for the six months ended June 30, 2006, included hereafter.

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Marketing and Business Development
Marketing and business development expenditures for the six months ended June 30, 2006 totalled $0.4 million compared to $0.7 million for the same period in 2005. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies. The decrease of $0.3 million is primarily due to reduced marketing activities as we continue to focus our efforts on assessing potential in-licensing opportunities.

Amortization
Amortization expense for the six months ended June 30, 2006, totalling $0.2 million, was similar to the same period in 2005. Amortization expense relates to facility leaseholds and equipment, certain licensing rights, and other assets.

Investment and Other Income
Investment and other income for the six months ended June 30, 2006, totalling $0.4 million, compared to $0.8 million for the same period in 2005, comprises income from cash and investments and foreign exchange gains and losses. The decrease of $0.4 million is primarily attributable to the impact of foreign exchange fluctuations on our U.S. dollar holdings, which has resulted in a foreign exchange loss of $0.1 million for the six months ended June 30, 2006 compared to a foreign exchange gain of $0.4 million for the same period in 2005.

Liquidity and Capital Resources
Liquidity
As at June 30, 2006, our cash and cash equivalents and short-term investments (“cash reserves”) were $28.7 million compared to $21.4 million at the end of 2005, an increase of $7.3 million or 34%. Major contributors to the net change included $17.5 million in net financing proceeds offset by $10.0 million used in operations, which includes workforce reduction costs of $0.9 million. With the development program for Stimuvax® in the hands of Merck effective March 1, 2006, coupled with the additional net financing proceeds which we were able to secure in January 2006, we believe that sufficient cash reserves are in place to operate well into the latter half of 2007 and potentially into early 2008.

Working capital increased by $8.6 million from the end of 2005, to $28.5 million from $19.9 million and is attributable to a $7.3 million increase in cash reserves and a $1.7 million increase in prepaid expenses and other, offset by a decrease of $0.4 million in accounts receivable. The increase in prepaid expenses and other primarily relates to deferred Stimuvax® manufacturing costs that have been incurred in preparation for the planned Merck-led phase 3 trial in NSCLC expected to commence by the end of the year. The decrease in accounts receivable primarily relates to reduced contract research and development funding as we continue the process of transitioning most of the administrative and financial responsibilities for the development of Stimuvax® over to Merck.

Financing
In January 2006, we were able to raise U.S. $16.07 million (CDN. $18.4 million), before issue costs, by issuing 10,572,368 units, each unit consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of U.S. $2.50. The warrants have a 42 month term and a no-exercise period of six months.

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Capital Resources
Anticipating future funding requirements to further our product pipeline and in-licensing activities, we registered a U.S. $100 million Base Shelf Prospectus with the applicable regulatory authorities in Canada and the U.S. in July 2004. This financing mechanism will be expiring in the third quarter of 2006, and our current expectation is that we will register a new Base Shelf Prospectus to ensure that a financing mechanism remains in place to allow us to take advantage of future favorable financing opportunities in a timely manner. In addition, there are 3.8 million warrants outstanding, at a weighted-average exercise price of U.S. $2.77. Based on our NASDAQ closing share price of U.S. $1.07 on June 30, 2006, the warrants outstanding are currently not in the money.

Additional capital resources may be required depending on the outcomes associated with activities related to the in-licensing of new product candidates, and activities associated with the further development of other products in our pipeline including L-BGLP40. Assuming continued investor support for our equity offerings, and the successful registration of a planned new Base Shelf Prospectus in the third or fourth quarter of 2006, such additional capital resources could be derived from this form of financing mechanism, or receipt of milestone payments anticipated from Merck later this year under the terms of the letter of intent disclosed in Note 5, Collaborative Agreements, of our unaudited consolidated financial statements for the six months ended June 30, 2006, included hereafter.

Contractual Obligations and Contingencies
In our continuing operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The contractual obligations arising from these arrangements, currently in force over the next ten years, are disclosed in the MD&A section of our 2005 Annual Report. During the six months ended June 30, 2006, we did not enter into any new material long-term contractual obligations that are outside the ordinary course of business.

Off-Balance Sheet Arrangements
As at June 30, 2006, we have not entered into any off-balance sheet arrangements, except as disclosed in Note 15 Contingencies, Commitments, and Guarantees in the notes to our audited 2005 consolidated financial statements.

Transactions with Related Parties
During the six months ended June 30, 2006, we did not enter into any material transactions with related parties.

Outlook
Until one of our products receives regulatory approval and is successfully commercialized, we anticipate losses for at least the foreseeable future as our lead product candidate undergoes the final stages of clinical development. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to our products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

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We expect that clinical development expenses will decline considerably in the second half of 2006 with the development program for Stimuvax® in the hands of Merck effective March 1, 2006. Coupling this with the U.S. $16.07 million (CDN. $18.4 million), before issue costs, in financing we were able to secure in January 2006 and the expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts, we believe that our cash and short-term investments in place will be sufficient to meet operating and capital requirements into the latter half of 2007 and potentially into early 2008.

We believe that we have in place several key value drivers that may increase shareholder value in the future. These include: a strong relationship with Merck; the planned advancement by Merck of Stimuvax® into a pivotal phase 3 registration trial; the possible advancement of clinical programs related to early stage technologies; and out-licensing opportunities for early stage product technologies. The key value drivers described above could be negatively impacted by many factors including: a decision by Merck not to move forward with or abandon the planned Stimuvax® phase 3 registration trial; Merck’s inability to successfully complete the planned Stimuvax® phase 3 registration trial; unfavorable results from the planned Stimuvax® phase 3 registration trial; ultimate denial or delay of regulatory approval; the inability to find collaborators or funding for our early stage technologies; and, a lack of interest in licensing our early stage technologies.

Risks and Uncertainties
The immediate risks and uncertainties facing Biomira may include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; our ability to secure and manufacture vaccine supplies for future clinical trials and commercialization activities on a consistent and economical basis; availability of capital or other funding; the ability to patent and defend our intellectual property; the ability to retain and recruit qualified personnel; and other risks, known or unknown.

Our ability to continue to generate cash to fund the advancement of clinical programs related to early stage technologies and out-licensing opportunities for early stage product technologies will depend on several factors. Among others, these include regulatory support for the planned phase 3 pivotal Stimuvax® registration trial; the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for our products, if such can be obtained; and the value and timing of securing licensing and collaborative arrangements in building our pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in our 2005 annual report and in other regulatory filings.

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Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2005 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended December 31, 2005.

Changes in Accounting Policies
Non-Monetary Transactions
Effective January 1, 2006, we adopted the recommendations of CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

We have determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current period presented.

Implicit Variable Interests under AcG-15
Effective January 1, 2006, we adopted the recommendations of Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). The new abstract addresses whether a company has an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.

We have determined that adoption of EIC-157 does not have an effect on our financial position, results of operations or cash flows in the current period presented.

Supplemental Information
Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending June 30, 2006. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

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	For the three month period ended
(expressed in 000’s except per share data)	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Total Revenue	$1,156	$380	$1,115	$1,338
Research and development cost	$2,972	$3,956	$4,455	$4,625
Net loss	$(4,009)	$(5,800)	$(4,388)	$(5,476)
Basic and diluted loss per share	$(0.04)	$(0.07)	$(0.05)	$(0.07)
Common shares outstanding	89,389	89,389	78,817	78,817
Weighted average number of common shares outstanding	89,389	85,865	78,660	78,607

	For the three month period ended
(expressed in 000’s except per share data)	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sept. 30, 2004
Total Revenue	$1,120	$804	$974	$531
Research and development cost	$4,320	$3,507	$3,198	$3,229
Net loss	$(4,803)	$(4,358)	$(3,581)	$(4,804)
Basic and diluted loss per share	$(0.06)	$(0.06)	$(0.05)	$(0.06)
Common shares outstanding	78,817	78,360	78,340	72,562
Weighted average number of common shares outstanding	78,500	78,352	72,941	72,560

Outstanding Share Data
As at July 14, 2006, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A preference shares (non-voting)	12,500
Class B preference shares (non-voting)	nil
Common shares	89,388,932
Convertible equity securities:
Stock options	4,055,647
Restricted share units	114,000
Warrants	3,825,937

Upon exercise or conversion, the stock options, restricted share units and warrants are convertible into an equal number of common voting shares. Had the outstanding stock options, restricted share units and warrants been fully exercised or converted, the aggregate number of common shares outstanding would be 97,384,516 as at July 14, 2006.

For details relating to the stock options, restricted share units and warrants, please refer to Notes 10 and 11 of the notes to the audited consolidated financial statements for the fiscal year ended December 31, 2005 and Note 3 of the unaudited interim consolidated financial statements for the six months ended June 30, 2006.

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Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this report contains statements that are forward looking. These forward looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; ability to retain or secure collaborative partners; ability to secure and manufacture vaccine supplies; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

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Biomira Inc.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	June 30 2006	December 31 2005*
ASSETS
CURRENT
Cash and cash equivalents	$11,463	$9,264
Short-term investments	17,274	12,151
Accounts receivable	870	1,279
Prepaid expenses and other	2,005	284
	31,612	22,978
CAPITAL ASSETS, net	535	646
INTANGIBLE ASSET, net	323	375
LONG-TERM INVESTMENT	264	264
	$32,734	$24,263

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,801	$2,801
Current portion of capital lease obligation	45	45
Current portion of deferred revenue	207	207
	3,053	3,053
CAPITAL LEASE OBLIGATION	57	81
DEFERRED REVENUE	932	1,036
CLASS A PREFERENCE SHARES	30	30
	4,072	4,200
SHAREHOLDERS’ EQUITY
Share capital (Notes 3 and 4)	389,447	375,497
Issued and outstanding - 89,388,932 and 78,816,564
Warrants (Note 3)	6,483	2,959
Contributed surplus (Note 4)	20,713	19,779
Deficit	(387,981)	(378,172)
	28,662	20,063
	$32,734	$24,263
(see accompanying notes to the consolidated financial statements)

(CAD $1.00 = USD $0.90)

*Figures excerpted from the 2005 audited consolidated financial statements.

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Biomira Inc.
Consolidated Statements of Operations
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
REVENUE
Contract research and development	$1,020	$1,068	$1,344	$1,659
Licensing revenue from collaborative agreements	51	52	106	104
Licensing, royalties, and other revenue	85	-	86	161
	1,156	1,120	1,536	1,924

EXPENSES
Research and development	2,972	4,320	6,928	7,827
General and administrative	2,134	1,562	4,264	3,285
Marketing and business development	149	389	367	657
Amortization	97	84	203	168
	5,352	6,355	11,762	11,937

OPERATING LOSS	(4,196)	(5,235)	(10,226)	(10,013)
Investment and other income	187	432	424	852
Interest expense	-	-	(7)	-

NET LOSS	$(4,009)	$(4,803)	$(9,809)	$(9,161)

BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.06)	$(0.11)	$(0.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	89,388,932	78,499,836	87,636,606	78,499,836
(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Deficit
(expressed in thousands of Canadian dollars)
(unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
DEFICIT, BEGINNING OF PERIOD	$(383,972)	$(363,505)	$(378,172)	$(359,147)
Net loss for period	(4,009)	(4,803)	(9,809)	(9,161)

DEFICIT, END OF PERIOD	$(387,981)	$(368,308)	$(387,981)	$(368,308)
(See accompanying notes to the consolidated financial statements)
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Biomira Inc.
Consolidated Statements of Cash Flow
(expressed in thousands of Canadian dollars)
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
OPERATING
Net loss	$(4,009)	$(4,803)	$(9,809)	$(9,161)
Amortization	97	84	203	168
Stock compensation expense (Note 4)	390	297	934	487
Decrease in deferred revenue	(52)	(156)	(104)	(324)
Unrealized foreign exchange loss (gain) on cash and cash equivalents	97	34	54	(20)
Net change in non-cash working capital balances from operations
Accounts receivable	(331)	(503)	409	(379)
Prepaid expenses and other	(769)	(149)	(1,721)	(144)
Accounts payable and accrued liabilities	(285)	335	-	53
	(4,862)	(4,861)	(10,034)	(9,320)

INVESTING
Purchase of short-term investments	(12,759)	(19,302)	(29,933)	(34,280)
Redemption of short-term investments	13,235	10,991	24,810	26,597
Purchase of capital assets	(40)	(95)	(40)	(135)
	436	(8,406)	(5,163)	(7,818)

FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	(25)	-	17,474	(100)
Proceeds from exercise of stock options		3	-	45
Proceeds from exercise of warrants		950	-	950
Repayment of capital lease obligation	(12)	-	(24)	-
	(37)	953	17,450	895

NET CASH (OUTFLOW) INFLOW	(4,463)	(12,314)	2,253	(16,243)
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(97)	(34)	(54)	20

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,560)	(12,348)	2,199	(16,223)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	16,023	16,012	9,264	19,887
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,463	$3,664	$11,463	$3,644

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$-	$-	$7	$-
Amount of income taxes paid in the period	$-	$-	$-	$-
(See accompanying notes to the consolidated financial statements)

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BIOMIRA INC.
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

1.    BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2005, except as disclosed in Note 2 below.

Omitted from these statements are certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP. The consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 filed with the appropriate securities commissions.

2.    ACCOUNTING POLICY CHANGES

Non-monetary transactions

Effective January 1, 2006, the Company adopted the recommendations of CICA Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

The Company has determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current period presented.

Implicit variable interests under AcG-15

Effective January 1, 2006, the Company adopted the recommendations of Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). The new abstract addresses whether a company has an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances.

The Company has determined that adoption of EIC-157 does not have an effect on our financial position, results of operations or cash flows in the current period presented.

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3.    SHARE CAPITAL

	June 30 2006	December 31 2005
Common shares
Issued and outstanding, beginning of period	78,816,564	78,339,978
Equity placements	10,572,368	-
Exercise of warrants	-	454,679
Exercise of stock options	-	21,907
Issued and outstanding, end of period	89,388,932	78,816,564
Issued and outstanding as at July 14, 2006	89,388,932

	June 30 2006	December 31 2005
Warrants
Issued and outstanding, beginning of period	1,077,121	3,631,800
Issued	2,748,816	-
Exercised	-	(454,679)
Expired	-	(2,100,000)
Issued and outstanding, end of period	3,825,937	1,077,121
Issued and outstanding as at July 14, 2006	3,825,937

The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $2.50 to U.S. $3.45 per share.

In January 2006, the Company issued 10,572,368 common shares and 2,748,816 detachable warrants for proceeds of $18,389, before issue costs of $915. Of the net proceeds, $13,950 and $3,524 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of U.S. $2.50 and are not exercisable until after July 30, 2006, with the exception of 105,724 warrants that are not exercisable until after January 30, 2007. The 2,748,816 warrants expire on July 30, 2009.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

	June 30 2006	December 31 2005
Stock options
Outstanding, beginning of period	4,360,940	3,736,599
Granted	48,500	1,282,065
Exercised	-	(21,907)
Cancelled	(353,793)	(635,817)
Outstanding, end of period	4,055,647	4,360,940
Outstanding as at July 14, 2006	4,055,647
Stock options are exercisable at a range of exercise prices from $1.30 to $23.10 per share.

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3.    SHARE CAPITAL (continued)

	June 30 2006	December 31 2005
Restricted Share Units
Outstanding, beginning of period	114,000	-
Granted	-	114,000
Outstanding, end of period	114,000	114,000
Outstanding as at July 14, 2006	114,000
Each restricted share unit will be converted into one common share at the end of the grant period (not to exceed five years) without any further consideration payable.

4.    STOCK-BASED COMPENSATION

Stock Option Plan

In the second quarter of 2006, stock compensation expense of $381 (2005 - $297) was recognized ($915 for the six months ended June 30, 2006 (2005 - $487)), representing the amortization applicable to the current period of the estimated fair value of stock options granted since January 1, 2002. The expense for the six months ended June 30, 2006 includes an adjustment of $244 relating to workforce reduction costs described in Note 6. This adjustment includes the immediate expensing of the remaining unamortized fair value of the affected stock options and a modification adjustment relating to extension of the expiry date of the affected stock options to 24 months from the 6 months provided in the original stock option agreements.

An amount of nil (2005 - $31) arising from the exercise of stock options for the six months ended June 30, 2006 was credited to share capital from contributed surplus.

The Company uses the Black-Scholes option pricing model to value the stock options at each grant date, under the following weighted average assumptions:

	Six Months Ended June 30
	2006	2005
Weighted average grant-date fair value per share option	$1.35	$2.24
Expected dividend rate	0.0%	0.0%
Expected volatility	106.63%	114.26%
Risk-free interest rate	4.19%	3.69%
Expected life of options in years	6.0	6.0
The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these stock options by the holders.

Restricted Share Unit Plan

In the second quarter of 2006, stock compensation expense of $9 (2005 - nil) was recognized ($19 for the six months ended June 30, 2006 (2005 - nil)), representing the amortization applicable to the current period of the estimated fair value of restricted share units granted.

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5.    COLLABORATIVE AGREEMENTS

On January 26, 2006, Biomira announced the signing of a letter of intent to amend the existing supply and collaboration agreements between Biomira and Merck KGaA of Darmstadt, Germany (Merck) for Stimuvax®, currently in development for the treatment of non-small cell lung cancer (NSCLC).

Under the letter of intent, approved by the Boards of both Companies, effective March 1, 2006 Merck will assume most of the administrative and financial responsibility for the development and commercialization of Stimuvax®, including the planned phase 3 trial in NSCLC, which is expected to commence by the end of the year. Merck also plans to investigate the use of Stimuvax® to treat other types of cancer.

In return, under the letter of intent, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck has agreed to pay on its sales of Stimuvax® in markets outside of North America (the Rest of World (ROW)). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the current stage and promise of Stimuvax®.

Under the letter of intent, Biomira will retain responsibility for manufacturing Stimuvax®, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

The Companies are currently in the process of revising the existing supply and collaboration agreements to reflect the terms contained within the letter of intent.

6.    WORKFORCE REDUCTION COSTS

As a result of the signing of the letter of intent described in Note 5, Biomira has initially reduced its workforce by 16 employees. In total, the Company recorded workforce reduction costs of $1,436 for the six months ended June 30, 2006, of which $1,233 and $203 have been reported as research and development and general and administrative respectively in the consolidated statement of operations.

Once the transfer of the Stimuvax® phase 3 clinical trial activities to Merck has been completed, the Company will engage in a limited reorganization to reflect the reduced activities previously associated with Stimuvax®.

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6.    WORKFORCE REDUCTION COSTS (continued)

The following table provides details of the workforce reduction costs for the six months ended June 30, 2006:

	Workforce Reduction	Cumulative Drawdowns		Accrued Workforce Reduction Costs at
	Costs	Cash	Non-Cash	June 30, 2006
Salaries and benefits	$1,150	$816	$-	$334
Stock compensation expense (Note 4)	244	-	244	-
Other	42	38	-	4
	$1,436	$854	$244	$338

7.    SEGMENTED INFORMATION

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Revenue from operations in
Canada	$133	$57	$156	$248
United States	-	-	-	1
Barbados	1,004	1,044	1,341	1,636
Europe	19	19	39	39
	$1,156	$1,120	$1,536	$1,924

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Amortization in
Canada	$62	$51	$132	$103
United States	9	7	19	13
Barbados	26	26	52	52
	$97	$84	$203	$168

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7.    SEGMENTED INFORMATION (continued)

	June 30 2006	December 31 2005
Long-lived assets, net, in
Canada	$501	$593
United States	34	53
Barbados	323	375
	$858	$1,021

Long-lived assets and amortization consist of capital assets and intangible assets and the amortization of capital assets and intangible assets recorded thereon.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers are as follows:

Six Months Ended June 30	Number of Customers	Revenue
2006	1	$1,439
2005	1	$1,754

Corporate Information
Share Registrar and Transfer Agents
Computershare Investor Services Inc.
Suite 600, 530 - 8 Ave SW
Calgary AB T2P 3S8
Canada
Phone: 1-800-564-6253 (toll free North America)
Phone: 1-514-982-7555 (International)
Fax: 1-888-453-0330 (toll free North America)
Fax: 1-416-263-9394 (International)
E-Mail: service@computershare.com
Internet: http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq Global Market: BIOM

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 241.

This release/report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in such statements, a number of which are set forth under the Management Discussion and Analysis section above. All forward-looking statements in this release/report are expressly qualified in their entirety by this cautionary statement and by the section on Forward-Looking Statements under the Management Discussion and Analysis section.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com
XXX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: July 27, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Interim President and Chief Executive
Officer, and Vice President Finance and
Chief Financial Officer